Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

MAURA R. GROSSMAN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
FRANCO CASTELLI	LAUREN M. KOFKE
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
UMUT ERGUN	S. CHRISTOPHER SZCZERBAN
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

June 24, 2016

VIA HAND DELIVERY AND EDGAR

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Yum! China Holding, Inc.
Form 10-12B
Filed May 4, 2016
File No. 001-37762

Dear Mr. Dobbie:

On behalf of our client, Yum! China Holding, Inc. (“Yum! China Holding” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 31, 2016, regarding the Company’s

Registration Statement on Form 10 (File No. 001-37762) (the “Form 10”) filed on May 4, 2016.  In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 1 to the Form 10 (“Amendment No. 1”).  For the Staff’s convenience, a copy of this letter, along with five copies of Amendment No. 1 marked to show the revisions from the version of the Form 10 filed on May 4, 2016, are being delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

Form 10

Exhibit 99.1

Market and Industry Data, page iii

1.                                      In this section and elsewhere in your information statement, we note that you have relied on reports and publications from third-party sources for data. Please provide us with the relevant portions of the materials you cite.

Response:  The Company is providing these materials to the Staff on a supplemental basis.

2.                                      You state that the industry publications on which you are basing your disclosure do not “guarantee the accuracy or completeness” of certain information in the information statement, and that the nature of such information is “generally reliable” and “inherently imprecise.” Please revise to remove any implication that you are not responsible for disclosure you have included in the information statement.

Response: We acknowledge our responsibility for the disclosure included in the Information Statement.  Amendment No. 1 has been revised on page iii in response to the Staff’s comment.

Questions and Answers about the Separation, page iv

3.                                      Here and in the Separation and Distribution section, please include a question addressing how the costs of the Separation will be allocated between YUM and the company, and quantify the costs.

Response: Amendment No. 1 has been updated on pages vii, 91, and 102 in response to the Staff’s comment to further explain the separation-related costs that will be borne by the Company.

Information Statement Summary, page 1

4.                                      Please disclose the directly comparable GAAP measure to “adjusted EBITDA” disclosed in the first paragraph and wherever else disclosed pursuant to Item 10(e)(i)(A) of Regulation S-K.

Response:  Amendment No. 1 has been updated on pages 1, 52, 68 and 74 to give equal prominence to the Company’s net income as the most directly comparable GAAP measure.  In addition, the Company has revised the adjusted EBITDA non-GAAP reconciliations on pages 55 and 70 of Amendment No. 1 to reconcile to net income rather than the Company’s operating profit.

5.                                      Please tell us the basis for your statement that “our brands are integrated into Chinese popular culture and consumers’ daily lives.”

Response:  The Company advises the Staff that the basis for this statement is our belief that the Company’s long history and extensive presence in China contribute to its deep integration into consumers’ lives. KFC opened its first restaurant in Beijing in 1987 and Pizza Hut opened its first restaurant in 1990. There are now over 5,000 KFCs, nearly 1,600 Pizza Hut Casual Dining restaurants and over 300 Pizza Hut Home Service units in over 1,100 cities.  In 2015, our restaurants served over 2 billion customers around China, and our brands offer a variety of local menu items catering to Chinese appetites, including congee, rice and Chinese-style noodles.

Amendment No. 1 has been updated on pages 1 and 69 in response to the Staff’s comment.

Industry Backdrop, page 2

6.                                      We note the connection you make, here and in the Business section, between the expected growth in the middle class and the expected increase in the company’s sales. Please balance this disclosure by including the information that growth in the middle class does not necessarily equate to a growth in sales, as the tastes of the Chinese middle class could shift away from QSR offerings, as they have in other countries.

Response:   Amendment No. 1 has been updated on pages 2 and 70 in response to the Staff’s comment.

New-Unit Growth, page 3

7.                                      We note your presentation on page 3 and on page 75 of compound annual growth rates. Because CAGR does not reflect volatility, please accompany your CAGR presentation with supporting numbers for each year, or tell us why this information is not material in each instance where you have disclosed CAGR.

Response:  On the basis of the supporting data that the Company will provide the Staff on a supplemental basis, we respectfully advise the Staff that the Company does not believe that such information is material to the Company’s disclosure of CAGR since our new unit development has been relatively consistent over this period.

8.                                      You state that you believe you have an opportunity to grow your restaurant count three times over the long term. Please clarify what you mean by “long term” when referring to this development goal and balance your disclosure by addressing the risks associated with growth of this magnitude.

Response:  Amendment No. 1 has been updated on pages 4 and 75 in response to the Staff’s comment.

Enhanced Profitability, page 4

9.                                      Refer to your statement that “[s]ince we increased our focus on restaurant margin improvement in late 2013, margins at KFC improved two percentage points from 2013 to 2015.” Please revise to specifically state what margins improved. If other margins underperformed during this period, balance your disclosure by mentioning those as well.

Response:  Amendment No. 1 has been updated on pages 5 and 76 in response to the Staff’s comment to clarify that restaurant margins at KFC improved two percentage points from 2013 to 2015. Operating margins also improved during this same period at KFC.

Reasons for the Separation, page 5

10.                               We note that one of the primary reasons for the separation is to allow for enhanced strategic and management focus. Please expand your discussion to clarify the differences between the company and YUM in terms of operating priorities and strategies.

Response:  Amendment No. 1 has been updated on pages 5, 6 and 97 in response to the Staff’s comment.

Risk Factors, page 11

We are subject to all of the risks associated with leasing real estate…, page 15

11.                               Please revise this risk factor to be more specific about when the lease terms expire, distinguishing long-term from short-term leases.

Response:  Amendment No. 1 has been revised on page 15 in response to the Staff’s comment.

Our results of operations may fluctuate due to seasonality and certain major events in China, page 20

12.                               Please recast this risk factor to emphasize the risk rather than the benefits associated with seasonal markets in China.

Response:  The Company respectfully submits that this risk factor does not emphasize the benefits associated with seasonal markets.  Instead, this disclosure is intentionally included as a risk factor to highlight the fact that underperformance during a period of high seasonality could have a disproportionate impact on the Company’s performance for a particular year.  Amendment No. 1 has been updated on page 20 in response to the Staff’s comment.

Certain defects caused by non-registration of our lease agreements related to certain properties may materially and adversely affect our ability to use such properties, page 27

13.                               Revise this risk factor to quantify the potential fines associated with the failure to register the properties, and to explain the reasons that the leases have not been registered, or explain why you do not believe this is material.

Response:  The Company respectfully advises the Staff that local regulations and practices vary in terms of the enforcement of this registration requirement and, therefore, it is not feasible for the Company to accurately quantify the potential fines associated with the failure to register its lease agreements.  Amendment No. 1 has been revised on pages 27 and 28 in response to the Staff’s comment.

Management’s Discussion and Analysis, page 51

Summary, page 53

14.                               Please explain briefly the reasons that you believe sales in the second half of 2015 failed to meet expectations.

Response:  Amendment No. 1 has been updated on pages 53 and 54 in response to the Staff’s comment.

Liquidity and Capital Resources, page 63

15.                               We note the working capital deficit for each year reported on the combined balance sheets. Please discuss (i) the reason for the deficit, (ii) its effect on your liquidity and operations, and (iii) how you manage the deficit. Refer to Item 303(a)(1) of Regulation S-K.

Response:  The Company respectfully advises the Staff that we have historically operated our business with a working capital deficit, which is not uncommon in our industry and is also historically common for Yum! Brands, Inc. (“YUM”).  Our Company sales are paid for in cash or by credit card (which is quickly converted into cash).  Substantial amounts of cash received from our restaurant operations are invested in new restaurant assets which are non-current in nature.  As part of our working capital strategy, we negotiate favorable credit terms with vendors and our on-hand inventory turns faster than the related short-term liabilities as a result.  Accordingly, it is not unusual for current liabilities to exceed current assets.  We believe such a deficit has no significant impact on our liquidity or operations.

16.                               Please discuss whether your existing cash, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations, if any, for the next 12 months.

Response:  Amendment No. 1 has been updated on page 62 in response to the Staff’s comment.

Business, page 69

The Separation and Distribution, page 98

17.                               Please discuss in this section what alternatives the board considered before determining to go forward with the transaction. Explain any material advantages or disadvantages that persuaded the board that the spin-off was the most feasible and financially attractive approach.

Response:  The Company respectfully advises the Staff that the Company does not believe that this disclosure is material to prospective holders of the Company’s common stock in the context of a spin off, in particular because the decision to go forward with the transaction was undertaken by the Board of Directors of YUM, and not by the Company, and neither the stockholders of YUM nor the future stockholders of the Company are making any voting decision with respect to the spin off.  However, Amendment No. 1 has been updated on page 97 in response to the Staff’s comment.

Reasons for the Separation, page 98

18.                               In the bullet point captioned “Optimized Capital Structure,” please explain why the board expects that YUM will be more highly franchised, more geographically diversified and less volatile in terms of profit, and with a lower cost of capital. Also, please explain what impact this is likely to have on the company’s stockholders.

Response:  Amendment No. 1 has been updated on page 98 in response to the Staff’s comment.

19.                               In this section and in Management’s Discussion and Analysis, as appropriate, please summarize the material aspects of the company’s business that will need to change in order to replace operations, governance, management and similar items currently provided by YUM or administered on a shared basis by the companies prior to separation. Quantify the cost of duplicating these items to the extent possible.

Response:   Amendment No. 1 has been updated on page 98 in response to the Staff’s comment.

Risks associated with the Company and the Separation, page 99

20.                               Refer to the disclosure which states that the board considered the loss of benefits arising from unified operations. Please explain briefly what lost benefits the board considered.

Response:  Amendment No. 1 has been updated on page 98 in response to the Staff’s comment.

21.                               Balance the discussion of the negative factors the board considered to more fully describe the factors and to more closely track the disclosure of the advantages the board considered.

Response:  The Company respectfully advises the Staff that the Company believes the factors disclosed are appropriately balanced.  More specifically, YUM’s Board of Directors ultimately decided that the benefits of the separation were greater than the potential risks.

Formation of a New Company Prior to the Company’s Distribution, page 99

22.                               Expand the disclosure in this section to explain what entities will be transferred to the company and how the transfer will occur. To the extent material to an understanding of the organization of the company, please include an organizational chart depicting the company’s structure following the spin-off.

Response:  The Company respectfully advises the Staff that it does not believe that a description of the internal restructuring steps necessary to effect the spin off is material to investors nor does it believe that an organization chart depicting the Company’s structure following the spin off would be material to investors.  However, in an effort to be responsive to the Staff’s comment, Amendment No. 1 has been updated on pages 98 and 99 to indicate the material subsidiaries through which the Company conducts its business.

Conditions to the Distribution, page 102

23.                               Briefly describe what government approvals, if any, may be required to complete the transaction.

Response:  The Company is not aware of any governmental approvals that are required to complete the transaction.

Notes to Combined Financial Statements, page F-8

24.                               We note the disclosure in the risk factor “We expect to rely to a significant extent on dividends and other distributions … paid by our principal operating subsidiaries …” on page 25. Please tell us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X. In addition, please refer to instruction 6 to paragraph 303(a) of Regulation S-K as appropriate.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X in relation to limitations on dividends and distributions paid from our principal operating subsidiaries in China as described on page 25. While the Company is required to allocate 10% of net profits to fund certain Chinese statutory reserve funds, our analysis concluded that restricted net assets represent less than 25% of our consolidated net assets at December 31, 2015; therefore, the Company respectfully submits to the Staff that its situation does not meet the conditions for disclosure required by Rule 4-08(e)(3), Rule 5-04(c) Schedule I and 12-04 of Regulation S-X.

Note 16 — Contingencies, page F-34

25.                               In your risk factor “Certain defects caused by non-registration of our lease agreements …” on page 27, you state the company has approximately 7,000 leased properties of which most properties are not registered with the appropriate government authority in China. You further state, that failure to register a lease will potentially subject you to a fine. Please tell us your consideration of disclosures required by ASC 450-20 with respect to any contingencies associated with these leases.

Response:  As stated in the Company’s response to comment #13, local regulations and practices vary in terms of the enforcement of lease registration requirements.  Neither the Company nor, to our knowledge, its lessors have been party to any fines, actions or claims with respect to the non-registration of our lease agreements. As such, the Company has not added further disclosures related to ASC 450-20 as we consider the likelihood of any significant losses related to these fines to be remote at this time.

*                               *                                *                               *                                *                               *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1378 or at BMRoth@wlrk.com.

Sincerely yours,

/s/ Benjamin M. Roth

Benjamin M. Roth

Enclosures

cc:                                Micky Pant

Chief Executive Officer, Yum! China Holding, Inc.

Scott Catlett

Vice President and Deputy General Counsel, Yum! Brands, Inc.